As filed with the SEC on June 20, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

ON Semiconductor Corporation

(Name of Applicant)

5005 E. McDowell Road

Phoenix, Arizona 85008

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B	Up to a maximum aggregate principal amount of $260 million

Approximate date of proposed public offering

As promptly as practicable

after the effective date of this

Application for Qualification

Name and address of agent for service:

George H. Cave, Esq.

Senior Vice President, General Counsel, Chief Compliance & Ethics Officer and Secretary

ON Semiconductor Corporation

5005 E. McDowell Road,

Phoenix, Arizona 85008

(602) 244-5226

With A Copy To:

Stephen H. Shalen, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

ON Semiconductor Corporation (the “Company”) hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification or (ii) such earlier date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Company.

GENERAL

1.	General Information.

(a)	Form of organization: Corporation.

(b)	State or other sovereign power under the laws of which organized: Delaware.

2.	Securities Act exemption applicable.

In exchange for each $1,000 principal amount of our outstanding Zero Coupon Senior Subordinated notes due 2024 (the “Old Notes”) that is validly tendered and accepted for exchange upon the terms and subject to the conditions set forth in the Offer to Exchange dated June 20, 2006 (the “Offer to Exchange”) and in the related letter of transmittal, the Company and certain of its subsidiaries listed in the Offer to Exchange as guarantors of the New Notes are offering (i) $1,000 principal amount of its Zero Coupon Senior Subordinated Notes due 2024, Series B, (the “New Notes”) and (ii) a one-time cash payment (an “Exchange Fee”) equal to $2.50. The exchange of Old Notes for New Notes and the payment of the Exchange Fee is referred to herein as the “Exchange Offer.” If the Exchange Offer is completed, the New Notes will be issued under the indenture (the “Indenture”) to be qualified under this Application for Qualification of Indenture on Form T-3 (the “Application”).

As the New Notes (and the Exchange Fee) are proposed to be offered for exchange by the Company with its existing noteholders exclusively and solely for outstanding Old Notes of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof and Rule 150 promulgated thereby. No sales of securities of the same class as the New Notes have been or are to be made by the Company or by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed. No commission or other remuneration has been paid by the Company, directly or indirectly, for soliciting exchanges pursuant to the Exchange Offer, and no consideration has been, or is to be given, directly or indirectly, by the Company to any person in connection with the transaction, except for (i) the customary payments to be made in respect of preparation, printing, and mailing of the Offer to Exchange and related documents, (ii) the engagement of Georgeson Shareholder Information Services, Inc. as Information Agent and Wells Fargo Bank, N.A as Exchange Agent and (iii) the payment of the Exchange Fee. No holder of the outstanding securities has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer. Regular employees of the Company, who will not receive additional compensation may provide information concerning the Exchange

AFFILIATIONS

3.	Affiliates.

(a)	Set forth below is a list of all wholly-owned direct and indirect subsidiaries of the Company:

Subsidiary	Ownership Interest (direct or indirect) of the Company
Subsidiaries of ON Semiconductor Corporation
• Semiconductor Components Industries, LLC	100%
• SCG (China) Holding Corporation	100%
• SCG (Czech) Holding Corporation	100%
• SCG (Malaysia SMP) Holding Corporation	100%

Subsidiary	Ownership Interest (direct or indirect) of the Company
Subsidiaries of Semiconductor Components Industries, LLC
• ON Semiconductor Technology Japan Limited	100%
• ON Semiconductor Philippines, Inc.	100%
• SCG Malaysia Holdings Sdn. Bhd.	100%
• ON Semiconductor Slovakia a.s.	100%
• SCG Czech Design Center s.r.o.	100%
• Semiconductor Components Industries of Rhode Island, Inc.	100%
• Semiconductor Components Industries Puerto Rico, Inc.	100%
• SCG International Development LLC	100%
• SCG Asia Capital Pte. Ltd.	100%
• ON Semiconductor Japan Ltd.	100%
• ON Semiconductor Design (Shanghai) Limited	100%
• ON Semiconductor Hong Kong Design Limited	100%
• ON Semiconductor Trading Ltd.	100%

Subsidiary of SCG (China) Holding Corporation
• Leshan-Phoenix Semiconductor Company Limited	61%

Subsidiary of ON Semiconductor Components Industries of Rhode Island, Inc.
• Semiconductor Components Industries International of Rhode Island, Inc.	100%

Subsidiaries of SCG Malaysia Holdings Sdn. Bhd.
• SCG Industries Malaysia Sdn. Bhd.	100%
• ON Semiconductor Technology Malaysia Sdn. Bhd.	100%

Subsidiary of SCG Czech Design Center s.r.o.
• ON Semiconductor Czech Republic, s.r.o., legal successor	100%

Subsidiary of ON Semiconductor Trading Ltd.
• ON Semiconductor Limited (formerly known as Semiconductor Components Industries UK Limited)	100%
• Semiconductor Components Industries Singapore Pte Ltd	100%
• SCG Hong Kong SAR Limited	100%

Subsidiaries of SCG Hong Kong SAR Limited
• ON Semiconductor Trading (Shanghai) Limited	100%
• ON Semiconductor (Shenzhen) Limited	100%

Subsidiaries of ON Semiconductor Limited
• ON Semiconductor Germany GmbH	100%
• ON Semiconductor France SAS	100%
• ON Semiconductor Italy S.r.l.	100%
• ON Semiconductor Canada Trading Corporation	100%
• SCG Korea Limited	100%

(b)	See Item 4 for “Directors and Executive Officers” of the Company.

(c)	See Item 5 for “Principal Owners of Voting Securities” of the Company as of the date hereof.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

The executive officers and directors of the Company are:

Keith D. Jackson	President, Chief Executive Officer and Director
Richard W. Boyce	Director
Kevin R. Burns	Director
Justin T. Chang	Director
Curtis J. Crawford	Director
Jerome N. Gregoire	Director
Emmanuel T. Hernandez	Director
John W. Marren	Director
J. Daniel McCranie	Director
Robert H. Smith	Director
Donald A. Colvin	Executive Vice President, Chief Financial Officer and Treasurer
William George	Executive Vice President, Operations
George H. Cave	Senior Vice President, General Counsel, Chief Compliance & Ethics Officer and Secretary
Peter Green	Senior Vice President and General Manager, Consumer and Digital Market Products Group
William Hall	Senior Vice President and General Manager, Standard Products Group
William Schromm	Senior Vice President and General Manager, Computing Products Group
Andrew Williams	Senior Vice President and General Manager, Automotive and Power Supply Group

The business address and telephone number for each of the above directors and executive officers is c/o ON Semiconductor Corporation, 5005 E. McDowell Road, Phoenix, Arizona 85008, (602) 244-5226.

5.	Principal owners of voting securities.

Presented below is certain information regarding each person owning 10% or more of the voting securities of the Company as of the date of this Application:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
TPG Advisors II, Inc.(1)	Common Stock, par value $0.01	165,171,575	50.9%

(1)	Of this amount, 111,858,369 shares of Common Stock are directly held by TPG Semiconductor Holdings LLC and 53,313,206 shares of Common Stock are directly held by TPG ON Holdings LLC, each of which is indirectly controlled by TPG Advisors II, Inc.

UNDERWRITERS

6.	Underwriters.

(a)	On September 17, 2003, the Company entered into an underwriting agreement for the sale of shares of its common stock with:

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

J.P. Morgan Securities Inc.

270 Park Avenue

New York, NY 10017

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Lehman Brothers Inc.

745 Seventh Avenue

New York, NY 10019

On February 3, 2004, the Company entered into a purchase agreement for the sale of shares of its common stock with:

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

Credit Suisse First Boston LLC

Eleven Madison Avenue

New York, NY 10010 3629

J.P. Morgan Securities Inc.

270 Park Avenue

New York, NY 10017

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Lehman Brothers Inc.

745 Seventh Avenue

New York, NY 10019

Friedman Billings Ramsey

1001 Nineteenth Street

North Arlington, VA 22209

Needham & Company, Inc.

445 Park Avenue

New York, NY 10022

On March 31, 2004, the Company entered into a purchase agreement for the sale of its Zero Coupon Convertible Senior Subordinated Notes due 2024 with:

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

Credit Suisse First Boston LLC

Eleven Madison Avenue

New York, NY 10010 3629

J.P. Morgan Securities Inc.

270 Park Avenue

New York, NY 10017

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Lehman Brothers Inc.

745 Seventh Avenue

New York, NY 10019

On December 15, 2005, the Company entered into a purchase agreement for the sale of its 1.875% Convertible Senior Subordinated Notes due 2025 with:

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

J.P. Morgan Securities Inc.

270 Park Avenue

New York, NY 10017

Merrill Lynch, Pierce, Fenner & Smith Incorporated

4 World Financial Center

New York, NY 10080

On April 6, 2006, the Company entered into a purchase agreement for the sale of shares of its common stock with:

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

(b)	No person is acting or proposes to act as an underwriter with respect to the New Notes proposed to be offered in the Exchange Offer.

CAPITAL SECURITIES

7.	Capitalization.

(a) The following table sets forth information with respect to each authorized class of securities of the Company as of the date of this application:

(i) Debt Securities:

Title of Class	Amount Authorized	Amount Outstanding
Zero Coupon Convertible Senior Subordinated Notes due 2024	U.S.$290 million	U.S.$	260 million
1.875% Convertible Senior Subordinated Notes due 2025	U.S.$115 million	U.S.$	95 million

(ii) Equity Securities:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.01	600,000,000	324,538,965
Preferred Stock, par value $0.01	100,000	0

(b)	Voting Rights.

Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders.

INDENTURE SECURITIES

8.	Analysis of indenture provisions.

The following is a general description of certain provisions of the Indenture, a form of which is filed as Exhibit T3C hereto. The description is qualified in its entirety by reference to the Indenture. Unless otherwise noted, capitalized terms used below and not defined herein have the meanings given to such terms in the Indenture.

A. Events or Default; Notice and Waiver

The following will be events of default under the Indenture:

(1)	the failure by the Company to pay principal when due upon maturity, redemption, repurchase or otherwise on the New Notes;

(2)	the failure by the Company to provide timely notice of a designated event;

(3)	the failure of the Company or any New Note guarantor to comply with its obligations under the covenant relating to mergers and sales of substantially all of the Company’s assets;

(4)	the failure by the Company or any Restricted Subsidiary to pay any Indebtedness within the applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $25 million or its foreign currency equivalent and such failure continues for 10 days after receipt of the notice specified in the Indenture;

(5)	the failure by the Company to deliver the consideration payable upon conversion of the New Notes within the time period required by the Indenture, and such failure continues for a period of 5 days after receipt of the notice specified in the Indenture;

(6)	the failure of the Company or any New Note guarantor to perform or observe any of the other covenants in the Indenture for 60 days after notice;

(7)	the failure by the Company or any New Note guarantor to perform or observe any of the covenants relating to limitations on liens or the future New Note guarantors for 30 days after notice (in each case, other than a failure to provide timely notice of a designated event);

(8)	certain events involving the bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary;

(9)	with respect to any judgment of money in excess of $25 million or its foreign currency equivalent against the Company or any Restricted Subsidiary:

(a)	the commencement of an enforcement proceeding thereon by any creditor if such judgment or decree is final and nonappealable and the failure by the Company or such Restricted Subsidiary, as applicable, to stay such proceeding within 10 days thereafter or

(b)	the failure of the Company or such Restricted Subsidiary, as applicable, to pay such judgment or decree, which judgment or decree has remained outstanding for a period of 60 days following such judgment or decree without being paid, discharged, waived or stayed; or

(10)	any New Note guarantee of any Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms hereof) or any Significant Subsidiary that is a New Note guarantor or person acting by or on behalf of such Significant Subsidiary denies or disaffirms such Significant Subsidiary’s obligations under the Indenture or any New Note guarantee and such default continues for 10 days after receipt of the notice specified in the Indenture.

The Trustee may withhold notice to the holders of the New Notes of any default, except defaults in payment of principal on the New Notes, if the Trustee considers it to be in the interest of the holders of the New Notes to withhold this notice.

If an event of default occurs and continues, the Trustee or the holders of at least 25% in principal amount of the outstanding New Notes may declare the principal on the outstanding New Notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal on the New Notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding New Notes may waive these past defaults.

Payments of principal on the New Notes that are not made when due will accrue interest at an annual rate of 1% from the required payment date.

The holders of a majority of outstanding New Notes will have the right to direct the time, method and place of any proceedings for any remedy available to the Trustee, subject to limitations specified in the Indenture.

No holder of the New Notes may pursue any remedy under the Indenture, except in the case of a default in the payment of principal on the New Notes, unless:

•	the holder has given the Trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding New Notes make a written request, and offer reasonable indemnity, to the Trustee to pursue the remedy;

•	the Trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the New Notes;

•	the holder or holders have offered reasonable security or indemnity to the Trustee against any costs, liability or expense of the Trustee; and

•	the Trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

B. Authentication and Delivery of New Notes; Use of Proceeds

The Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer, President or any Vice President of the Company may sign the New Notes for the Company by manual or facsimile signature attested by the manual or facsimile signature of the Secretary or an Assistant Secretary, or the Treasurer or any Assistant Treasurer of the Company.

A New Note will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Note. The signature shall be conclusive evidence that the New Note has been authenticated under the Indenture.

The Trustee shall act as the initial authenticating agent. Thereafter, the Trustee may appoint an authenticating agent acceptable to the Company to authenticate notes issued under the Indenture. An authenticating agent may authenticate New Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent shall have the same rights as an Agent to deal with the Company or an Affiliate of the Company.

The New Notes will be issued in registered form without coupons in denominations of $1,000 principal amount and integral multiples thereof. All of the New Notes will be represented by one or more notes in global form.

There will be no proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Old Notes.

C. Release and Substitution of Property Subject to the Lien of the Indenture

The New Notes are unsecured obligations of the Company. As such, the New Notes are not secured by any lien on any property.

D. Satisfaction and Discharge of the Indenture

The Indenture shall cease to be of further effect (except as expressly provided in the Indenture and the Trustee, on written demand of the Company accompanied by an Officers’ Certificate and an Opinion of Counsel and at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture when:

(a)	the Company delivers to the Trustee for cancellation all authenticated Notes (other than any New Notes that shall have been mutilated, destroyed, lost or stolen and in lieu of or in substitution for which other New Notes shall have been authenticated and delivered) not previously cancelled, or

(b)	all the New Notes not previously cancelled have become due and payable (or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption) and the Company has deposited with the Trustee, in trust, funds or U.S. Government Obligations sufficient to pay at maturity or upon redemption of all of the New Notes (other than any New Notes that shall have been mutilated, destroyed, lost or stolen and in lieu of or in substitution for which other New Notes shall have been authenticated and delivered) not theretofore canceled or delivered to the Trustee for cancellation, including principal due or to become due to such date of maturity or redemption date, as the case may be, and if the Company pays or causes to be paid all other sums payable by the Company.

9.	Other obligors.

The notes issued under the Indenture will be guaranteed on an unsecured basis by each of the following subsidiaries of the Company:

•	Semiconductor Components Industries, LLC,

•	SCG (Malaysia SMP) Holding Corporation,

•	SCG (Czech) Holding Corporation,

•	SCG (China) Holding Corporation,

•	Semiconductor Components Industries Puerto Rico, Inc.,

•	Semiconductor Components Industries of Rhode Island, Inc.,

•	SCG International Development LLC, and

•	Semiconductor Components Industries International of Rhode Island, Inc.

Contents of application for qualification.

This application for qualification comprises:

(a)	Pages numbered one to ten, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of Wells Fargo Bank, N.A., as Trustee under the Indenture to be qualified.

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

(i)	Exhibit T3A(1). – Amended and Restated Certificate of Incorporation of ON Semiconductor Corporation as of August 1, 2002 (incorporated by reference from Exhibit 3.1(a) to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

Exhibit T3A(2). – Certificate of Amendment to the Amended and Restated Certificate of Incorporation of ON Semiconductor Corporation, dated as of May 30, 2006.

(ii)	Exhibit T3B. – Amended and Restated Bylaws of ON Semiconductor Corporation (incorporated by reference from Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004);

(iii)	Exhibit T3C. – Indenture to be entered into among the Company, the Guarantors and Wells Fargo Bank, N.A., as trustee;

(iv)	Exhibit T3D. – Not applicable;

(v)	Exhibit T3E.(a). Offer to Exchange, dated June 20, 2006 (incorporated by reference to Exhibit a(1)(i) the Schedule TO filed on June 20, 2006);

Exhibit T3E(b). Form of Letter of Transmittal (incorporated by reference to Exhibit a(1)(ii) the Schedule TO filed on June 20, 2006);

Exhibit T3E(c). Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit a(1)(iii) the Schedule TO filed on June 20, 2006);

Exhibit T3E(d). Form of Letter to Clients (incorporated by reference to Exhibit a(1)(iv) the Schedule TO filed on June 20, 2006);

(vi)	Exhibit T3F. – Cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C).

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, ON Semiconductor Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be thereunto affixed and attested, all in the city of Phoenix, and the State of Arizona, on the 19th day of June, 2006.

(SEAL)

ON Semiconductor Corporation

Attest:	/s/ Rosemary Ramirez	By:	/s/ Donald A. Colvin
		Name:	Donald A. Colvin
		Title:	Chief Financial Officer